Exhibit 99.1

Syneron Reports Third Quarter 2008 Revenues of $28.5 Million

YOKNEAM, ISRAEL--(Marketwire - November 11, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced its financial results for the third quarter of 2008.

Revenues for the third quarter of 2008 were $28.5 million, compared to revenues of $33.1 million in the third quarter of 2007. The geographical distribution of sales was 53% to North America and 47% to international markets.

On a GAAP basis, net income for the third quarter of 2008 was $2.2 million, compared to $8.0 million in the third quarter of 2007. The GAAP net income for the third quarter of 2008 includes $0.9 million of stock-based compensation expenses. Syneron reported fully diluted EPS of $0.08 for the third quarter of 2008 compared to EPS of $0.28 per diluted share for the same period last year. On a non-GAAP basis, excluding the stock-based compensation, net income in the third quarter of 2008 was $3.1 million, or $0.11 per diluted share.

Syneron's balance sheet and cash position remain strong. Syneron's cash position (including long-term deposits) for the third quarter totaled $219 million and shareholders' equity was $254 million.

"Comparing third quarter revenues for 2008 with the same quarter in 2007, we see the effect of the current economic slowdown in US and European markets," stated Syneron CEO, Doron Gerstel. "Doctors are postponing decisions to make new capital equipment purchases and credit terms have tightened significantly."

"We are pleased that despite the current economic environment, Syneron continues to be profitable, maintaining strong gross profit margins and good financial strength with positive operating cash flow, a strong balance sheet and no debt," said Mr. Gerstel. "Our financial strength gives us the leverage to introduce innovative business models and to invest in R&D to bring new products rapidly to the market."

"Yet, recognizing the potentially protracted nature of the current economic slowdown," Mr. Gerstel continued, "we are taking significant steps, including rationalizing our North American and European operations, which will better optimize our cost structure and ensure that Syneron remains the most competitive firm in our sector."

Conference call

Syneron management will host its third quarter earnings conference call today at 8:30am ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q3 2008 Results Conference Call." Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-874-1565 in the US, and 719-325-4839 from overseas. The conference passcode is: 5598467.

Use of Non-GAAP Measures

This press release provides financial measures for net profit and net profit per diluted share, that exclude an expense charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's net profit and net profit per diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters and Logistics Support in Irvine, CA, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to our profitability and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth, competition and pricing pressure, risks associated with our international operations, risks associated with regulatory qualifications or approvals, and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F/A for the year ended December 31, 2007, filed with the Securities and Exchange Commission on August 31, 2008. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, elos, LipoLite and Matrix RF are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	28,493	33,063	100,805	102,930
Cost of Revenues	7,026	6,760	23,252	18,813
Gross Profit	21,467	26,303	77,553	84,117

Operating expenses:
Research and development	3,646	3,325	10,633	9,134
Selling and marketing	13,259	14,038	41,548	44,191
General and administrative	2,684	2,865	9,924	8,588
Total operating expenses	19,589	20,228	62,105	61,913

Operating Income	1,878	6,075	15,448	22,204
Financial income, net	529	2,429	3,226	6,414
Income before taxes on income	2,407	8,504	18,674	28,618
Taxes on income	219	550	(2,825)	1,800
Net Income	2,188	7,954	21,499	26,818

Basic net earning per share	0.08	0.29	0.78	0.97
Diluted net earnings per share	0.08	0.28	0.78	0.96
Weighted average number of shares used in per share calculation (in thousands):
Basic	27,436	27,760	27,394	27,687
Diluted	27,503	27,955	27,518	27,908

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2008	2007
	(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents (*)	20,992	42,624
Available-for-sale marketable securities (*)	99,057	124,941
Trade receivables	44,769	40,741
Other accounts receivables and prepaid expenses	2,638	4,485
Inventories	11,678	9,465
Total Current Assets	179,134	222,256

LONG-TERM ASSETS
Severance pay fund	122	225
Long-term deposits and others (*)	180	1,130
Long-term available-for-sale marketable
securities (*)	98,491	35,122
Investments in affiliated companies	3,875	2,572
Property and equipment, net	3,920	3,111
Goodwill	2,306	2,266
Intangible assets, net	2,158	2,594
Total Long-Term Assets	111,052	47,020
Total Assets	290,186	269,276

CURRENT LIABILITIES
Trade Payables	6,755	7,734
Other accounts payable and accrued expenses	22,884	24,738
Total Current Liabilities	29,639	32,472

LONG-TERM LIABILITIES
Deferred Revenues	5,280	4,991
Warranty Accruals	712	730
Accrued severance pay	184	248
Total Long-Term Liabilities	6,176	5,969

SHAREHOLDERS' EQUITY	254,371	230,835
Total Liabilities and Shareholders' Equity	290,186	269,276

(*) Total Cash and Liquid Investments	218,720	203,817

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,188	7,954	21,499	26,818
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	453	252	1,250	701
Increase (decrease) in accrued severance pay, net	(2)	(19)	39	(1)
Increase in trade receivables	(1,337)	(4,402)	(4,028)	(7,570)
Decrease (increase) in other accounts receivables and prepaid expenses	(163)	(1,180)	1,847	(283)
Increase in inventories	(405)	(116)	(2,659)	(2,437)
Decrease in trade payables	(1,436)	(734)	(979)	(2,487)
Increase (decrease) in other account payables and accrued expenses	395	2,290	(1,436)	2,442
Impairments of available-for-sale
marketable securities	350	-	467	-
Loss on available-for-sale marketable securities	279	251	191	200
Equity based compensation	895	2,464	5,400	7,366
Increase (decrease) in deferred revenues and warranty accruals	(1,052)	442	(494)	1,567

Net cash provided by operating activities	165	7,202	21,097	26,316

CASH FLOWS FROM INVESTING ACTIVITIES

Maturity of long-term deposits	-	-	1,000	5,000
Purchase of available-for-sale marketable securities	(33,125)	(50,221)	(180,439)	(119,852)
Proceeds from sale and redemption of available-for-sale marketable securities	15,556	46,373	140,856	93,373
Payments for investments in of Affiliated Companies	(723)	(500)	(1,303)	(1,022)
Purchase of Intangible Assets	(40)	-	(40)	-
Acquisition of minority shares in a subsidiary	-	(3,510)	-	(3,510)
Investment in long-term deposits and others	(37)	(5)	(50)	(20)
Purchase of property and equipment	(318)	(741)	(830)	(1,484)

Net cash used in investing activities	(18,687)	(8,604)	(40,806)	(27,515)

CASH FLOWS FROM FINANCING
ACTIVITIES

Repurchase of ordinary shares from shareholders at cost	-	-	(1,927)	-
Exercise of stock options and RSU's	1	75	4	3,431
Net cash provided by (used in) financing activities	1	75	(1,923)	3,431

Increase (decrease) in cash and cash equivalents	(18,521)	(1,327)	(21,632)	2,232
Cash and cash equivalents at the beginning of the period	39,513	19,595	42,624	16,036
Cash and cash equivalents at the end of the period	20,992	18,268	20,992	18,268

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands, except per share data

	Three Months ended		Nine Months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Income (GAAP)	1,878	6,075	15,448	22,204
Non-GAAP adjustment:
Stock based compensation	895	2,464	5,400	7,366
Non-GAAP operating income	2,773	8,539	20,848	29,570

Net Income (GAAP)	2,188	7,954	21,499	26,818
Non-GAAP adjustment:
Stock based compensation	895	2,464	5,400	7,366
Non-GAAP Net Income	3,083	10,418	26,899	34,184

Non-GAAP net earnings per share:
Basic net earning per share	0.11	0.38	0.98	1.23
Diluted net earnings per share	0.11	0.37	0.97	1.22

Weighted average number of shares used in per share calculation (in thousands):
Basic	27,436	27,760	27,394	27,687
Diluted	27,695	27,955	27,751	27,908

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
ir@syneron.com